Nuveen AMT-Free Quality Municipal Income Fund

333 West Wacker Drive

Chicago, Illinois 60606

(800) 257-8787

January 30, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Nuveen AMT-Free Quality Municipal Income Fund
Request for Withdrawal of Post-Effective Amendment No. 1 to Registration
Statement on Form N-2 (SEC File Nos. 333-226125 and 811-21213)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Nuveen AMT-Free Quality Municipal Income Fund (the “Registrant”), hereby respectfully requests the withdrawal of Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (SEC File Nos. 333-226125 and 811-21213) (“Post-Effective Amendment No. 1”), which was filed by the Registrant with the Securities and Exchange Commission on January 11, 2019. The Registrant is requesting withdrawal of Post-Effective Amendment No. 1 in order to correct the Edgar code in the filing, which was inadvertently coded as an N-2/A filing rather than a POS 8C filing. No securities were sold in connection with Post-Effective Amendment No. 1. The Registrant will make a filing of a new Post-Effective Amendment to correct the Edgar code in the filing of Post-Effective Amendment No. 1. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Frank P. Bruno of Sidley Austin LLP at (212) 839-5540 or Jonathan B. Miller of Sidley Austin LLP at (212) 839-5385.

Thank you for your courtesy and cooperation in this matter.

Respectfully, Nuveen AMT-Free Quality Municipal Income Fund

By:	/s/ Mark L. Winget
Name: Mark L. Winget
Title: Vice President and Assistant Secretary